ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс (3462) 42-64-94, 42-64-95

«4th» May 2007 г.   № 13-07-218

2007 MAY 24 A 10:-1

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finar
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA

07023807

SUPPL

AO

Re: Surgutneftegas ~~OJSC~~ (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit information on significant fact.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 928 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 1 page.

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

5/24

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«04» мая 2007г. №13-07-318

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

RECEIVED

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщение о существенном факте.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 1 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

Колесникова
(7 3462) 42 65 02

Information on significant fact
"Information on the facts contributing to a single increase (decrease) of net profit or net loss of the Issuer by over 10 per cent"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content

2.1. The fact resulted in a single increase (decrease) of net profit or net loss of the Issuer by over 10 per cent: ***net profit increase.***

2.2. Date of the fact resulted in a single increase of net profit of the Issuer by over 10 per cent: ***April 27, 2007.***

2.3. The size of the Issuer's net profit for 4Q2006: ***2,950,475 thousand rubles.***

2.4. The size of the Issuer's net profit for 1Q2007: ***8,084,610 thousand rubles***.

2.5. Change in the Issuer's net profit:
in absolute terms: ***5,134,135 thousand rubles;***
in percentage terms: ***174%.***

3. Signature

3.1. ***Director General***
OJSC "Surgutneftegas" ____________________ ***Vladimir L. Bogdanov***

3.2. Date May 02, 2007 Stamp

3.3. ***Chief Accountant***
OJSC "Surgutneftegas" ____________________ ***Mikhail N. Globa***

3.4. Date May 02, 2007

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«08» мая 2007г. № 13-07-325

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit information on the results of OJSC "Surgutneftegas'" Annual General Shareholders' Meeting published by press service of OJSC "Surgutneftegas" on the 7th of May, 2007.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 928 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 2 pages.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«08» мая 2007г. №13-07-325

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

RECEIVED

О направлении пресс-релиза
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам информационное сообщение пресс-службы ОАО «Сургутнефтегаз» от 07 мая 2007 г. по результатам проведения годового общего собрания акционеров ОАО «Сургутнефтегаз».

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 2 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

Колесникова
(7 3462) 42 65 02

07.05.2007
SURGUTNEFTEGAS HOLDS ITS AGM

SURGUTNEFTEGAS HOLDS ITS AGM

On May 5, 2007 OJSC "Surgutneftegas" held its Annual General Shareholders' Meeting.

Vladimir Bogdanov, Director General, reported on the Company's business results in 2006. He stated that over the last 10 years the Company doubled its oil production volumes and the number of producing fields as well as significantly expanded its operations and replenished 100% of produced oil. The Company also made progress in its related sectors, including associated gas processing and power generation ones. Moreover, we substantially increased capacity of our refinery and upgraded 25% of our gas stations.

In the reporting year, Surgutneftegas delivered strong key operating results as well as accomplished all the targeted investment projects, programs and business development priorities. The Company increased its oil production rate by 2.7% to 65.6 mn tons, C1 category reserves by approximately 69 mn tons, oil refining by 9.2% to 20.2 mn tons, gas processing by 36% to 5.3 bcm (whereas the capacity of gas processing plant reached 7.2 bcm) and power generation by 30% to 1.9 bn kWh. The commodity turnover of the Company's sales and marketing divisions grew by 35% to over 1 mn tons.

In 2006, OJSC "Surgutneftegas" acquired 16 new license areas.
Today, the Company's resource base includes 110 license areas located in 10 constituent entities of the Russian Federation.

The construction of the largest in Europe deep petroleum hydrocracking complex is still under way. In the year under review, we installed large-sized production equipment, and now continue to carry out construction and installation works.

Defining the Company's growth prospects in 2007, Vladimir Bogdanov declared:

"We will continue to implement projects designed to develop the Company's core activities. The hydrocarbon production rate is expected to approach 80 mn tons. The commissioning of 3 new fields will boost the Company's producing capacity."

The Company is planning to boost gas processing and power generation capacity, as well as to proceed with construction of the hydrocracking complex.

In the current year, the Company's investment program will amount to nearly RUR 93 bn".

When holding, the Annual Shareholders' General Meeting considered all agenda items:

Regarding "Approval of OJSC "Surgutneftegas" annual report for 2006", the shareholders resolved "To approve OJSC "Surgutneftegas" annual report for 2006".

Regarding "Approval of OJSC "Surgutneftegas" annual accounting statements, including profit and loss accounts for 2006", the shareholders resolved "To approve OJSC "Surgutneftegas" annual accounting statements, including profit and loss accounts for 2006".

Regarding "Approval of distribution of profit (loss) of OJSC "Surgutneftegas" for 2006, including dividend payment (declaration), approval of the size, of form, of schedule and procedure of dividend payment on shares of each category", the shareholders resolved "To approve profit distribution (loss) of OJSC "Surgutneftegas" for 2006 and to declare dividend payment for 2006 at the amount of RUR 0.71 per a preferred share and RUR 0.53 per an ordinary share. Dividend payment shall be carried out in accordance with the procedure recommended by the Board of Directors. The date when dividend payment is commenced is May 21, 2007. The date when dividend payment is terminated is July 04, 2007".

Regarding "Election of members of OJSC "Surgutneftegas" Board of Directors", the shareholders resolved "To elect the following persons to the Board of Directors: Ananiev Sergei Alekseevich, Bogdanov Vladimir Leonidovich, Bulanov Alexander Nikolaevich, Gorbunov Igor Nikolaevich, Druchinin Vladislav Egorovich, Erokhin Vladimir Petrovich, Zakharchenko Nikolai Petrovich, Matveev Nikolai Ivanovich, Rezyapov Alexander Filippovich".

Regarding "Election of members of OJSC "Surgutneftegas" Auditing Committee", the shareholders resolved "To elect the following persons to the Auditing Committee of OJSC "Surgutneftegas":

Zhuchko Tatiana Nikolaevna, Komarova Valentina Panteleevna, Oleynik Tamara Fedorovna".

Regarding "Approval of the Auditor of OJSC "Surgutneftegas", the shareholders resolved "To approve Limited Liability Company "Rosekspertiza" as the Auditor of OJSC "Surgutneftegas" for 2007".

Regarding "Approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (in compliance with the Federal Law of the RF "On Joint Stock Companies", Article 83, Item 6), the shareholders resolved "To approve transactions which may be conducted in the future between OJSC "Surgutneftegas" and its affiliated parties in the course of general business activity of OJSC "Surgutneftegas", provided that the above-mentioned transactions comply with the following requirements: the transaction is aimed at performing the types of activities stipulated by the Charter of OJSC "Surgutneftegas" and the amount of transaction is within the amount of the transaction the individual executive body of OJSC "Surgutneftegas" is entitled to perform in compliance with the Federal Law "On Joint Stock Companies". The resolution remains valid till
OJSC "Surgutneftegas" Annual General Shareholders' Meeting for 2007".

Press Service of OJSC "Surgutneftegas"

Tel.: (3462) 40 10 07

May 07, 2007

END